INTER&CO, INC. Inter announces senior leadership structure evolution INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) (“Company”), hereby announces that Francisco Santos is expected to join Inter as Senior Vice President Chief Growth Officer while Alexandre Riccio is taking on an expanded group-level role. Alexandre will serve as Senior Vice President Chief Operating Officer and has been appointed as Executive Vice Chairman of the Company’s Board of Directors. The new structure creates a more efficient management model designed to grow, while continuing to build world-class capabilities and infrastructure to support long-term results. Francisco Santos most recently served as Chief Executive Officer of Midway, the financial services business of the Guararapes group, where he led its transformation into a profitable, high-growth platform. He previously held positions at PicPay, Cielo, Itaú Unibanco, Santander and BTG Pactual. At Inter, he will coordinate the business priorities in Brazil, strengthen customer relationships and advance monetization initiatives across its products and services. Alexandre Riccio joined Inter in 2013 and most recently served as CEO in Brazil. In his new group-wide role across all markets in which the group operates, he will oversee the credit, collections and operations functions that support the execution of the Company’s strategy, with focus on operational efficiency and execution excellence. Additionally, Alexandre Riccio has joined the Company’s Board of Directors to work alongside Rubens Menin (Chairman) and João Vitor Menin (CEO). Subject to the required approvals, following the implementation of the proposed changes to the management structure, the Senior Vice President positions will constitute the highest-ranking executive management roles within Banco Inter S.A. The evolution in the senior leadership structure reinforces Inter’s commitment to developing the talent and capabilities needed to execute its strategy with excellence. Belo Horizonte, October 13, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations